ALSTON &  BIRD LLP

2828 N. Harwood Street

Suite 1800

Dallas, TX  75201-2139

214-922-3400

Fax: 214-922-3832

www.alston.com

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

January 5, 2016

VIA EDGAR

Ms. Kim McManus Mr. Robert F. Telewicz, Jr. United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20529-0404

Re:	Hartman Short Term Income Properties XX, Inc. Form 10-K for the fiscal year ended December 31, 2014 Filed March 30, 2015 File No. 000-53912

Dear Ms. McManus and Mr. Telewicz:

       This letter sets forth the response of Hartman Short Term Income Properties XX, Inc. (the “Issuer”) to the comment letter dated December 30, 2015 from the staff of the U.S. Securities and Exchange Commission (the “SEC”) to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014.  The paragraph numbers in this letter correspond to the numbered comments from the SEC.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Results of Continuing Operations, page 47

1.

In future Exchange Act periodic reports, please address the relative impact on period to period changes of same store and non-same store performance.  Within same store, please address the relative impact of occupancy and rent rate changes.  Also, please include how you define your same store pool.

In the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, the Issuer expanded its discussion of results from continuing operations to include same store and non-same store performance. The Issuer hereby undertakes to address the relative impact of occupancy and rental rate changes in future Exchange Act periodic reports.  The Issuer also undertakes to define and clarify its same store operating comparison.

Funds From Operations and Modified Funds From Operations, page 48

2.

We note your disclosure on page 51 that for the year ended December 31, 2014 you paid aggregate distributions of $4,838,687 and during this same period, cash provided by operating activities was $2,942,167 and FFO was $2,210,890.  In future Exchange Act periodic reports, to the extent you have a shortfall in either cash flow from operations coverage or FFO full fiscal year or stub period coverage, please disclose the percentage coverage in a risk factor related to dividend coverage.

Beginning with the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2015 (the “June Form 10-Q”), the Issuer has disclosed the percentage of distributions that are attributed to cash provided by operating activities and the percentage, if any, that is attributed to funds provided by offering proceeds below the table presenting quarterly distributions and net cash provided by operating activities.

Consistent with the SEC’s comment, the Issuer will continue to provide this disclosure in its future Exchange Act periodic reports.  The Issuer hereby undertakes to add a risk factor to disclose substantively the same information discussed here in its annual report on Form 10-K for the fiscal year ended December 31, 2015 (at Part I, Item 1A) and update accordingly in its quarterly reports on Form 10-Q (at Part II, Item 1A).

3.

In future Exchange Act periodic reports, where you disclose the relationship between total distributions paid (including any amounts reinvested through your distribution reinvestment plan) and cash flow from operations, please also show the source of any shortfall.

Beginning with the June Form 10-Q, the Issuer has disclosed the percentage of distributions that are attributed to cash provided by operating activities and the percentage, if any, that is attributed to funds provided by offering proceeds below the table presenting quarterly distributions and net cash provided by operating activities. The Issuer hereby undertakes to continue to include this disclosure in its future Exchange Act periodic reports.

The Issuer acknowledges that (i) the Issuer is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Issuer may not assert staff comments as a defense in any proceeding initiated by the Securities and Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 214-922-3412 if you have any questions or further comments.

Very truly yours,

/s/ Aaron C. Hendricson

Aaron C. Hendricson

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